UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92537N 108

(CUSIP Number)

VPE Holdings, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

310-712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N 108	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS VPE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) 118,261,955 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp, the “Issuer”) owned directly by VPE Holdings, LLC (“VPE”). Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by GS Sponsor LLC (“GS Sponsor”) and Cote SPAC 1 LLC (“Cote Investor” and, together with GS Sponsor, the “Other Stockholders Agreement Parties”). VPE, GS Sponsor, Cote Investor and the Issuer are parties to that certain Stockholders Agreement, dated as of February 7, 2020 (the “Stockholders Agreement”), pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. VPE hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS Vertiv JV Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. Vertiv JV Holdings, LLC (“JV”) owns a majority of the outstanding equity interests of VPE and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. JV hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS PE Vertiv Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. PE Vertiv Holdings, LLC (“PE Vertiv”) owns a majority of the outstanding equity interests of JV, which, in turn, owns a majority of the outstanding equity interests of VPE, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. PE Vertiv hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Platinum Equity Investment Holdings III, LLC (“Holdings III”) is the managing member of one of such funds and the managing member of the general partner of four of such funds. Through such positions, Holdings III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Holdings III hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity InvestCo, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON PN

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. Platinum Equity InvestCo, L.P. (“InvestCo LP”) owns all of the economic interests in Holdings III. Accordingly, InvestCo LP may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. InvestCo LP hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings IC (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. InvestCo LP owns all of the economic interests in Holdings III. Platinum Equity Investment Holdings IC (Cayman), LLC (“Cayman Holdings”) is the general partner of InvestCo LP. Accordingly, Cayman Holdings may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Cayman Holdings hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum InvestCo (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Cayman limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. InvestCo LP owns all of the economic interests in Holdings III. Platinum InvestCo (Cayman), LLC (“InvestCo Cayman”) holds a controlling interest in InvestCo LP. Accordingly, InvestCo Cayman may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. InvestCo Cayman hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. InvestCo LP owns all of the economic interests in Holdings III. Cayman Holdings is the general partner of InvestCo LP. Platinum Equity Investment Holdings, LLC (“Holdings”) is the sole member of Cayman Holdings. Accordingly, Holdings may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Holdings hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings Manager III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. Platinum Equity Investment Holdings Manager III, LLC (“Manager III”) is the managing member of Holdings III. Through such position, Manager III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Manager III hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 11 of 22 Pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. Through such positions, Holdings III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv. Manager III is the managing member of Holdings III. Platinum Equity, LLC (“Platinum”) is the sole member of Manager III and Holdings. Platinum also indirectly controls the other funds that own equity interests of PE Vertiv. Accordingly, Platinum may be deemed to beneficially own the shares owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Platinum hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 12 of 22 Pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 118,261,955 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 118,261,955 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,261,955 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON IN

(1)

Represents 118,261,955 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding interests of JV. PE Vertiv is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of such funds and the managing member of the general partner of four of such funds. Manager III is the managing member of Holdings III. Platinum is the sole member of Manager III and Holdings. Platinum also indirectly controls the other funds that own equity interests of PE Vertiv. Mr. Tom Gores is the beneficial owner of Platinum. Accordingly, Mr. Gores may be deemed to beneficially own the shares owned directly by VPE. Excludes an aggregate of 27,678,333 shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Mr. Tom Gores hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

Page 13 of 22 Pages

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to shares of par value $0.0001 per share (“Class A Common Stock”), of Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp, the “Issuer”), whose principal executive offices are located at 1050 Dearborn Drive, Worthington, Ohio 43085.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	VPE Holdings, LLC (“VPE”);

(2)	Vertiv JV Holdings, LLC (“JV”);

(3)	PE Vertiv Holdings, LLC (“PE Vertiv”);

(4)	Platinum Equity Investment Holdings III, LLC (“Holdings III”);

(5)	Platinum Equity InvestCo, L.P. (“InvestCo LP”);

(6)	Platinum Equity Investment Holdings IC (Cayman), LLC (“Cayman Holdings”);

(7)	Platinum InvestCo (Cayman), LLC (“InvestCo Cayman”);

(8)	Platinum Equity Investment Holdings, LLC (“Holdings”);

(9)	Platinum Equity Investment Holdings Manager III, LLC (“Manager III”);

(10)	Platinum Equity, LLC (“Platinum”); and

(11)	Mr. Tom Gores.

VPE, JV, PE Vertiv, Holdings III, Cayman Holdings, Holdings, Manager III and Platinum are each organized under the laws of the State of Delaware. InvestoCo LP and InvestCo Cayman are each organized under the laws of the Cayman Islands. The business address of VPE, JV, PE Vertiv, Holdings III, InvestCo LP, Cayman Holdings, InvestCo Cayman, Holdings, Manager III and Platinum is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210. VPE, JV, PE Vertiv, Holdings III, InvestCo LP, Cayman Holdings, InvestCo Cayman, Holdings, Manager III and Platinum are principally engaged in the business of investing in securities, including the Issuer.

Information with respect to the executive officers and directors of VPE, JV, PE Vertiv, Holdings III, InvestCo LP, Cayman Holdings, InvestCo Cayman, Holdings, Manager III and Platinum (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Tom Gores is a citizen of the United States of America. Mr. Gores is the Chairman, and Chief Executive Officer of Platinum. The business address of Mr. Gores is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 14 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

VPE acquired the shares of Class A Common Stock held by it on February 7, 2020 upon the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 10, 2019 (the “Merger Agreement”), by and among the Issuer, Crew Merger Sub I LLC, Crew Merger Sub II LLC, Vertiv Holdings, LLC, and VPE (the “Business Combination”), as described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 7, 2020.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 328,411,705 shares of Class A Common Stock outstanding as of February 12, 2020, as reported in the prospectus, filed by the Issuer pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the SEC on February 14, 2020.

Page 15 of 22 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
VPE Holdings, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Vertiv JV Holdings, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
PE Vertiv Holdings, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity Investment Holdings III, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity InvestCo, L.P.	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity Investment Holdings IC (Cayman), LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum InvestCo (Cayman), LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity Investment Holdings, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity Investment Holdings Manager III, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Platinum Equity, LLC	118,261,955	36.0%	0	118,261,955	0	118,261,955
Tom Gores	118,261,955	36.0%	0	118,261,955	0	118,261,955

Also excludes options to purchase an aggregate of 77,294 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to that certain Stockholders Agreement, dated as of February 7, 2020, by and among VPE, GS Sponsor LLC (“GS Sponsor”), Cote SPAC 1 LLC (“Cote Investor” and, together with GS Sponsor, the “Other Stockholders Agreement Parties”) and the Issuer (the “Stockholders Agreement”), pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Such directors are employees of affiliates of VPE and hold such securities for the benefit of VPE. Such options are not currently exercisable within 60 days.

Each of the Reporting Persons hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the aggregate of 27,678,333 shares of Class A Common Stock held by the Other Stockholders Agreement Parties.

Page 16 of 22 Pages

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

On February 7, 2020, in connection with the consummation of the Business Combination, the Issuer, VPE and the Other Stockholders Agreement Parties entered into the Stockholders Agreement. The material terms of the Stockholders Agreement are described in the section of the Issuer’s Definitive Proxy Statement Statement filed with the SEC on January 17, 2020 (the “Proxy Statement”) entitled “Proposal No. 1—Approval of the Business Combination—Related Agreements—Stockholders Agreement” beginning on page 143, which is incorporated herein by reference.

The above description of the Stockholders Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Stockholders Agreement, which is included as Exhibit 1 to this Statement on Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On February 7, 2020, in connection with the consummation of the Business Combination, VPE entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with the Issuer, the Other Stockholders Agreement Parties and the other parties thereto (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Class A Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time. The material terms of the Amended and Restated Registration Rights Agreement are described in the section of the Proxy Statement entitled “Proposal No. 1—Approval of the Business Combination—Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page 142, which is incorporated herein by reference.

The above description of the Amended and Restated Registration Rights Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, which is included as Exhibit 2 to this Statement on Schedule 13D and is incorporated herein by reference.

Page 17 of 22 Pages

Tax Receivable Agreement

On February 7, 2020, in connection with the consummation of the Business Combination, VPE and the Issuer entered into the Tax Receivable Agreement (the “Tax Receivable Agreement”). The material terms of the Tax Receivable Agreement are described in the section of the Proxy Statement entitled “Proposal No. 1—Approval of the Business Combination—Related Agreements—Tax Receivable Agreement” beginning on page 144, which is incorporated herein by reference.

The above description of the Tax Receivable Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, which is included as Exhibit 3 to this Statement on Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit

Exhibit 1	Stockholders Agreement, dated as of February 7, 2020, by and among Vertiv Holdings Co, VPE Holdings, LLC and GS DC Sponsor I LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Vertiv Holdings Co with the SEC on February 7, 2020)

Exhibit 2	Amended and Restated Registration Rights Agreement, dated as of February 7, 2020, by and among Vertiv Holdings Co, VPE Holdings, LLC, GS Sponsor LLC, Cote SPAC 1 LLC, James Albaugh, Roger Fradin, Steven S. Reinemund, GSAH Investors Emp LP, Atlanta Sons LLC and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vertiv Holdings Co with the SEC on February 7, 2020)

Exhibit 3	Tax Receivable Agreement, dated as of February 7, 2020, by and between Vertiv Holdings Co and VPE Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Vertiv Holdings Co with the SEC on February 7, 2020)

Exhibit 4	Joint Filing Agreement, dated as of February 20, 2020, by and among VPE Holdings, LLC, Vertiv JV Holdings, LLC, PE Vertiv Holdings, LLC, Platinum Equity Investment Holdings III, LLC, Platinum Equity Investment Holdings Manager III, LLC, Platinum Equity, LLC and Tom Gores

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020

VPE HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

VERTIV JV HOLDINGS, LLC

By: PLATINUM EQUITY PARTNERS IV, L.P., its manager

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President

PE VERTIV HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTCO, L.P.

By: PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Executive Vice President, Chief Financial Officer

TOM GORES

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Attorney-in-Fact

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers of the Reporting Persons are set forth below. The business address of each individual associated with VPE Holdings, LLC, Vertiv JV Holdings, LLC, PE Vertiv Holdings, LLC, Platinum Equity Investment Holdings III, LLC, Platinum Equity InvestCo, L.P., Platinum Equity Investment Holdings IC (Cayman), LLC, Platinum InvestCo (Cayman), LLC, Platinum Equity Investment Holdings, LLC, Platinum Equity Investment Holdings Manager III, LLC and Platinum Equity, LLC.

VPE Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Jacob Kotzubei	Manager	USA
Matthew Louie	Manager	USA

Vertiv JV Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Tom Gores	President of its Manager (an entity)	USA
Mary Ann Sigler	Treasurer of its Manager (an entity)	USA

PE Vertiv Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Mary Ann Sigler	Manager, President and Treasurer	USA

Platinum Equity Investment Holdings III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Tom Gores	President	USA
Mary Ann Sigler	Secretary and Treasurer	USA
Platinum Equity Investment Holdings III Manager, LLC	Manager	N/A

Platinum Equity InvestCo, L.P.

Name	Present Principal Occupation or Employment	Citizenship
Mary Ann Sigler	Manager and President of the General Partner	USA
Sally Ward	Secretary of the General Partner	USA
Derik Wyckoff	Treasurer of the General Partner	USA

Platinum Equity Investment Holdings IC (Cayman), LLC

Name	Present Principal Occupation or Employment	Citizenship
Mary Ann Sigler	Manager and President	USA
Sally Ward	Secretary	USA
Derik Wyckoff	Treasurer	USA

Platinum InvestCo (Cayman), LLC

Name	Present Principal Occupation or Employment	Citizenship
Mary Ann Sigler	Manager and President	USA
Sally Ward	Secretary	USA
Derik Wyckoff	Treasurer	USA

Platinum Equity Investment Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Tom Gores	Manager and President	USA
Mary Ann Sigler	Secretary and Treasurer	USA

Platinum Equity Investment Holdings Manager III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Mary Ann Sigler	Manager, President and Secretary	USA
Derik Wyckoff	Treasurer	USA

Platinum Equity, LLC

Name	Present Principal Occupation or Employment	Citizenship
Tom Gores	Manager, Chairman, CEO	USA
Mary Ann Sigler	CFO, Secretary and Treasurer	USA